SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENWORTH FINANCIAL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Options and Stock Appreciation Rights to Acquire

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

37247D106

(CUSIP Number of Class of Securities (Underlying Class A Common Stock))

Leon E. Roday, Esq.

Senior Vice President, General Counsel and Secretary

Genworth Financial, Inc.

6620 West Broad Street

Richmond, Virginia 23230

(804) 281-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

John B. Shannon

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street, NW

Atlanta, GA 30309-3424

(404) 881-7466

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,887,067	$831

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options and stock appreciation rights that are eligible for exchange will be cancelled pursuant to this offer and exchanged for new stock options and stock appreciation rights. The new stock options and stock appreciation rights will cover a maximum aggregate of 3,308,237 shares of the issuer’s Class A common stock and have an approximate value of $14,887,067 as of July 7, 2009, calculated based on a Black-Scholes option pricing model.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $831	Filing Party: Genworth Financial, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2009, relating to an offer by Genworth Financial, Inc., a Delaware corporation (the “Company”), to eligible employees to exchange Eligible Options and SARs for a reduced number of Replacement Awards on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Replacement Awards, dated July 13, 2009 (the “Offering Memorandum”), filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 is filed to report the results of the exchange offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 1 have the same meaning as in the Offering Memorandum.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The exchange offer expired at 5:00 p.m., U.S. Eastern Time, on August 18, 2009. Pursuant to the exchange offer, 8,721,962 Eligible Options and SARs were tendered and accepted by the Company, representing approximately 89% of the total shares of the Company’s Class A common stock underlying the Eligible Options and SARs. On August 19, 2009, the Company granted the Replacement Awards, consisting of an aggregate of 2,598,588 new stock options and 308,210 new SARs, in exchange for the Eligible Options and SARs surrendered in the exchange offer. The exercise (or base) price of the Replacement Awards is $7.80, which was the closing price of the Company’s Class A common stock on August 19, 2009, as reported on the New York Stock Exchange. The Replacement Awards have the same term (or expiration date) as the Eligible Options and SARs for which they were exchanged, and will vest and become exercisable, subject to continued employment, over a three- or four-year period.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENWORTH FINANCIAL, INC.

By:	/s/ Michael D. Fraizer
Name:	Michael D. Fraizer
Title:	Chairman of the Board, President and Chief Executive Officer

Date: August 20, 2009

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